

ELYS GAME
TECHNOLOGY

NASDAQ | ELYS

A Premier Sports Betting & I-Gaming Company

INVESTOR PRESENTATION
FEBRUARY 2021

ELYS: At a Glance

- ELYS is a fully-integrated international betting technology company, providing an innovative, world-class betting platform for both B2B and B2C leisure gaming operators.

- Engaged in two principal aspects of the leisure gaming industry as a business-to-consumer ("B2C") licensed retail gaming operator and a business-to-business ("B2B") provider offering ELYS's all-new, innovative AUXILIARY WAGERING SYSTEM.

- Developed and owns one of the newest and proven end-to-end betting technology in the world.

- An experienced, B2C operator in Italy, products are offered through two sales distribution channels (i) retail land-based or on-site physical venues and (ii) online through PC, tablet and mobile distribution, either directly to licensed operators or through value-added re-sellers or systems integrators in the leisure betting industry.

- ELYS is a publicly-listed (NASDAQ) corporation.







ELYS: **Highlights**

N A S D A Q (E L Y S)

Elys Game Technology, Corp. ('Elys') is a global, Omni-channel Platform sports betting, gaming and entertainment B2B2C provider. The company is headquartered in San Francisco and has a staff of approximately 100




Strong 20-year Historical Base:

$100M
Market Cap

$500M
2020e LTM Wagers

$40M
2020e LTM Revenue

13
Countries Operational

+44%
Year-over-year revenue growth

3
Operational Brands

Note: LTM = Last Twelve Months
Source: (1) Eilers and Krejcik Gaming (2019); Company filings as of 09/31/2020; Company estimates

Why partner with ELYS



Highly Differentiated Technology Platform

Proprietary Platform designed to be a highly flexible and robust sportsbook engine to compete against larger and more established franchise operators effectively and inexpensively.



Scalable Platform at Minimal Cost

Scalable expansion of the Platform under company's existing infrastructure requires little to no additional overhead and should create in-house efficiencies for corporate operations and for ELYS's agents and operator clients.



Seasoned Management Team

Led by a dedicated and highly experienced senior management team with significant industry experience and proven ability to develop novel solutions.



ELYS Partner – Casino Sportsbook Advantages

Unique Elys technology allows tribal and non-tribal gaming operators to distribute their customized sports betting solution throughout their U.S. (and global) casino property network and nation territory through a single dashboard installed at main casino operations center!

With ELYS's centralized dashboard solution casino operators can:

1. Control Sports Bet Risk at each property, each terminal and each clerk

2. Scale operations on both land-based and online channels

3. Install both mobile on-site and mobile distribution

4. Offer customized Class 1 Tribal Sports (Indian Horse Relay; Stick Game)

5. Capture territory drive-through traffic through remote retail installations at:

   • Service stations

   • Convenience stores

   • Community Centers

   • Restaurants and bars, etc.



October 1, 2019: ELYS and Northern Winz make Tribal Sports Wagering History – First Class 1 Indian Horse Relay Wager
December 23, 2019: ELYS Partners with Northern Winz Casino to Launch Second Tribal Sports Bet Product – First Class 1 Stick Game Wager

ELYS Products and Features





NEWGIOCO
GROUP
HOME
PREMATCH
LIVE
10000$
PREMATCH
Basketball
NBA
Play now
PREMATCH
Football
NFL
Play now
PREMATCH
Baseball
MLB
Play now
HOT MATCH
NBA
Chicago B. - Boston C.
Play now
HOT MATCH
NFL
Dallas C. - Seattle S.
Play now
COMING SOON
Stay tuned!
Play now
Products
Prematch
Play now
Live
Play now
Settings

ELYS GAMEBOARD

all-new ELYS U.S. trading system

- *Designed and built exclusively for U.S. sports lines*

NASDAQ (ELYS)

ELYS Innovative Sport Wagering System

the Future of Sports Betting

TRULY MOBILE

- ELYS is mobile and flexible
- Services Restaurants, convenience stores, service stations and more





FRICTIONLESS OMNICHANNEL

Anonymous "Hybrid" omni-channel

- Online velocity with land-based confidentiality
- No need for lengthy applications

IMAGINE… A first for the US gaming market

CENTRALIZED PROCESS

All bets are risk managed and processed by trained experienced staff 24/7









ELYS GAMEBOARD

NEWGIOCO
10000$
Point Spread
MoneyLine
Total
SEATTLE SEAHAWKS
SAN FRANCISCO 49ERS
BALTIMORE RAVENS
PITTSBURGH STEELERS
DALLAS COWBOYS
WASHINGTON REDSKINS
DENVER BRONCOS
LAS VEGAS RAIDERS

EVERYONE EVERYWHERE

- Centralized mobile 'hybrid' omni-channel
- Allows anyone and everyone the opportunity to place bets from anywhere through on-premise mobile, land-based and online channels

FRANCHISE OPERATIONS DASHBOARD

- Distributed model and modular architecture for enterprise operations
- Industry advanced tech stack controls complex operation systems from one dashboard
- Perfect for nationwide retail businesses and resort casinos franchises

The ELYS betting system…
"thinks like a bookmaker"

ELYS back office module :
Agnostic, full service and easy to integrate

- State of the art technology based **on microservices**

- **Highly scalable** architecture with **limited footprint**

- Truly **multichannel** digital capabilities ready to be **integrated with retail-based** system and operations

- Already integrated with **multiple paymen**t **and geo-location** providers

- One stop shop iGaming **plug and play system** for 3rd party content providers:

  ✓ **Casino** and Table Games

  ✓ Virtual Dealer

  ✓ **Poker**

  ✓ Bingo



ELYS Sport Betting Cutting Edge Solution
the differentiator

Fully integrated betting platform:

✓ Self-Exclusion registration and Responsible Gaming filters

✓ Adaptive Business Intelligence and Big Data algorithms

✓ Geofence technology, Fraud Detection and Anti-Money Laundering Monitors

✓ Artificial Intelligence learning bots and CRM modules

✓ Dynamic risk management algorithms

✓ Multi-channel Functionality

✓ Built-in Player Account Management System



Odds

▪ ELYS boasts a vast & highly competitive spectrum of bets, pre-match and in-game sports events and gaming accoutrements.

▪ The "match tracker" module also allows players to watch all events.

Seamless digital and land-based experience

▪ Enable reload of e-wallets online accounts via retails POS

▪ ELYS's system provides two web-based channels: pre-match and live center; and mobile app for iOS and Android.

▪ The interface is highly adaptable, adapted to the needs of multiple designs and UX

Benefits for Operator

▪ Odds customization and board management, minimum/maximum limits and bonuses

▪ Risk management and monitoring tools

▪ Administration of multi-level sales networks and affiliates through centralized dashboard

Turn-key Solution

▪ Risk management as a service

▪ Effective Monitoring tools to reduce exposure

▪ Odds customization and board management, minimum/maximum limits and bonuses

▪ Administration of multi-level sales networks and affiliates through centralized dashboard



ELYS Solution – Virtual

Products

- Virtual football
- Greyhound racing
- Horse racing
- Keno
- American Roulette

Betting Interface

- Multiple bet-type capability on single play
- System designed for extensive combination-bets
- Make combined bets on current and future events and on different sports
- Manage and print coupon using mouse or quick shortcuts
- Random selector allows system "quick-pick" solution

Retail Application

- Create employee accounts and manage their permissions
- Create self-service terminals and customize their bet limits
- Apply filters to the bet list to check the cash flows of each employee and each terminal
- Verify the result of each bet and print a receipt of payment
- Analyze in detail the game volumes of a commercial network

Back Office

- Create and manage commercial networks with multiple levels
- Assign commission plans to each network and betting shop
- Access a detailed and complete information service
- Export files in different formats
- Monitor customer betting in real time
- GLI certified RNG engine



ELYS IS PROUD OF THE INNOVATIVE VISION AND CONSTANT COMMITMENT THEY PLACE IN THE SATISFACTION OF THEIR PARTNERS AND CLIENTS

ELYS Solution – US Market Development

- ELYS technology has been optimized to fit the Sports betting legislation in the U.S.

  ✓ ELYS is under contract in two states and is in progress with multijurisdictional license

- ELYS is targeting end of 2020 to enter Washington DC market

- ELYS certifications:
  - GLI-33 certified retail solution
  - GLI RNG certified Virtual solution

- ELYS is ISO 27001 certified

 



SPECIALIZED BET RISK MANAGEMENT CATERING TO COMMERCIAL SPORTS BETTING OPERATIONS

ELYS Balance Sheets



	September 30, 2020	December 31, 2019
Cash and cash equivalents	$ 10,572,496	$ 5,182,598
Other current assets (combined)	$ 1,578,738	$ 2,081,952
Total Current Assets	$ 12,151,234	$ 7,264,550
Restricted cash	$ 574,250	$ 1,549,917
Intangible assets (Software and licenses)	$ 15,333,456	$ 15,857,027
Other noncurrent assets	$ 4,088,720	$ 3,153,688
Total noncurrent assets	$ 19,422,176	$ 20,560,632
Total Assets	$ 31,573,410	$ 27,825,182
Total Debt	$ 407,691	$ 4,582,202
Other liabilities	$ 13,944,932	$ 14,441,695
Total Liabilities	$ 14,352,623	$ 19,023,897
Total Stockholders' Equity	$ 17,220,787	$ 8,801,285
Total Liabilities & Stockholders' Equity	$ 31,573,410	$ 27,825,182

ELYS Operations

Robust Track Record

In Thousands (,000's)	3Q'20 9/30/2020		12/31/2019		12/31/2018		12/31/2017		12/31/2016	
Total Turnover (Gross Wagers)	$	353,745	$	454,133	$	413,226	$	218,520	$	121,952
Revenues										
Total Revenue	$	24,682	$	35,583	$	34,575	$	22,865	$	8,898
Selling expenses	$	17,327	$	27,584	$	24,142	$	14,672	$	5,846
Gross Profit	$	7,355	$	7,999	$	10,433	$	8,193	$	3,052
Total expenses	$	8,861	$	10,995	$	10,588	$	5,513	$	4,513
Operating Income	$	(1,506)	$	(2,996)	$	(155)	$	2,680	$	(1,461)



NASDAQ (ELYS)

ELYS Management Team





Michele (Mike) Ciavarella

CEO & Chairman

Over 25 years of practical capital markets experience in Canada, USA, Europe & Asia in a broad range of competencies including executive, financial and operational application of lean business process management as well as extensive c-level and board level experience and his leadership skills and diversified industry experience combined with a track record of growing businesses, both organically and through acquisitions and joint ventures.



Matteo Monteverdi

President (incoming CEO)

In March 2020, ELYS engaged Matteo Monteverdi, former senior executive of Sportradar and IGT as a strategic advisor to assist the Company with tactical analysis for repositioning of Italian operations within regulatory developments as well as U.S. product deployments and go-to-market programs.





NE IOCO
U P

Alessandro Marcelli

COO

Over 20 years of extensive experience in communications, team building as well as management skills in fast changing environments. Since 2007, Mr. Marcelli has been the Managing Director of Multigioco and has been instrumental in its growth, expanding the ELYS/Multigioco brand to approximately $410 million in gross annual gaming turnover during his tenure.



Luca Pasquini

CTO & Director

Over 30 years of information technology experience and has served as team leader, service manager and project manager in various software and technology development projects. Is the co-founder Odissea Betriebsinformatik Beratung GmbH where he was instrumental in the engineering and creation of the ELYS sports betting and gaming technology system.

Previously served as IT Manager of GoldBet sportwetten GmbH where he provided executive oversight of technology adaptation and software development.

Mark Korb

CFO

A professional certified chartered accountant with 28 years of extensive experience in GAAP, IFRS and SEC Reporting in multinational business planning and analysis for high-growth companies with various private and publicly listed companies.

ELYS GAME
TECHNOLOGY

ELYS Technology and Development Team

14



ELYS GAME

T E C H N O L O G Y

ELYS | NASDAQ LISTED

Mike Ciavarella

T: (561) 838-3325

Email: m.ciavarella@elysgroup.com

www.elysgame.com

